

May 1, 2012

<u>Via E-mail</u>
James E. Rogers
Chief Executive Officer
Duke Energy Corporation
550 South Tryon Street
Charlotte, NC 28202-4200

> **Re:** **Duke Energy Corporation**
> **Duke Energy Carolinas, LLC**
> **Duke Energy Ohio, Inc.**
> **Duke Energy Indiana, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **File Nos. 1-32853, 1-04928, 1-01232, 1-03543**

Dear Mr. Rogers:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Results of Operations, page 37

Segment Results, page 39

1. We note you present earnings before interest and taxes from continuing operations (EBIT) as a performance measure. Note that EBIT should be reconciled to net income.

See Non-GAAP Financial Measures Compliance and Disclosure Interpretations Questions 103.01 and 103.02. Please revise in future filings.

1.Summary of Significant Accounting Policies, page 96

Cash and Cash Equivalents, page 97

2. Please advise us if cash held in your foreign subsidiaries is freely transferable to the U.S. If not and the restricted funds held in another country are significant in proportion to your consolidated cash and cash equivalents' amounts, than disclose the amounts not freely transferable in your notes to the financial statements. We refer you to Rule 5-02.1 of Regulation S-X. Please note that we would consider funds restricted due to adverse tax consequences of repatriation to be restricted cash.

Components of Inventory, page 97

3. Refer to your statement, "Effective November 1, 2011, Duke Energy Ohio executed an agreement with a third party to transfer title of natural gas inventory purchased by Duke Energy Ohio to the third party. Under the agreements, the gas inventory was stored and managed for Duke Energy Ohio and was delivered on demand. As a result of the agreements, the combined natural gas inventory of approximately $50 million being held by a third party as of December 31, 2011, was classified as Other within Current Assets on the Consolidated Balance Sheets." Tell us and disclose if these agreements are park and loan transactions. If these arrangements are park and loan transactions, then provide us a detailed example of both a park and loan transaction, including the relevant journal entries used to record the transactions throughout their entire cycle. Further, citing for us the applicable GAAP literature used, please explain to us how such transactions are accounted for, and include in your explanation how you are classifying the park and loan transactions on your consolidated statements of income and cash flows.

5. Commitments and Contingencies, page 119

Coal Combustion Product (CCP) Management, page 121

4. We note your estimates to install synthetic caps and liners at existing and new Coal Combustion Product (CCP) landfills and to convert some of your CCP handling systems from wet to dry systems to comply with current regulations. In this regard, tell us and disclose whether you have incurred a loss contingency in regard to this matter, the amount of the loss, when you recorded the loss, and the basis for the timing of when the loss was recorded.

Litigation – New Source Review, page 121

5. Refer to your disclosure on page 122 where you state, "On December 28, 2011, the IURC granted Duke Energy Indiana's request to recover the costs associated with the Gallagher consent decree, but denied the request to recover the SO2 emission allowance expenses under the consent decree." Tell us why these costs were disallowed and disclose the amount of the disallowance.

Litigation – Alaska Global Warming Lawsuit, page 123

6. We note the disclosure that "it is not possible to predict whether Duke Energy will incur any liability…" in connection with the respective matter. Please note that when a loss contingency exists, FASB ASC 450-20-25-1 contemplates an assessment as to whether the loss is probable, reasonably possible or remote. In light of the existence of a loss contingency, please tell us what consideration you gave to making an assessment as to where the loss falls within the range of likelihood. Alternatively, please make the required assessment for your current loss contingency, describe to us the basis for your conclusion, and provide us with any proposed revised disclosures related to this and each other current loss contingency where you have disclosed that it is not possible to predict whether you will incur any liability.

Other Litigation and Legal Proceedings, page 126

7. We note you have recorded $810 million in reserves as of December 31, 2011 related to various matters impacting the Duke Energy Registrants. Tell us and disclose the amount(s) of your accrual by Registrant. Further revise your disclosure by providing in aggregate an estimated reasonably possible range of loss for these matters, including reasonably possible loss amounts in excess of your reserves to the extent they are material.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief